SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)

EMMIS COMMUNICATIONS CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

291525400

(CUSIP Number)

Jeffrey H. Smulyan c/o Emmis Communications Corporation One Emmis Plaza 40 Monument Circle, Suite 700 Indianapolis, Indiana 46204 (317) 266-0100	Bridget C. Hoffman, Esq. Arthur F. McMahon, III, Esq. Taft Stettinius & Hollister LLP One Indiana Square Suite 3500 Indianapolis, IN 46204 (317) 713-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liability of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 291525400	13D/A

(1)	NAME OF REPORTING PERSON: Jeffrey H. Smulyan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 1,448,770 (1) (3)
	(8)	SHARED VOTING POWER: 11,186 (1) (3)
	(9)	SOLE DISPOSITIVE POWER: 1,448,770 (1) (3)
	(10)	SHARED DISPOSITIVE POWER: 11,186 (1) (3)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,459,956 (3)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 13.2% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of (i) 2,719 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 98,189 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 1,142,366 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 2,780 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 750 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) 7,656 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control, and (vii) options to purchase 205,495 shares of Class A Common Stock that are exercisable currently or within 60 days of September 16, 2016. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(2)	Based on 11,035,665 shares of Class A Common Stock (as adjusted for a 1 for 4 reverse stock split dated July 8, 2016) outstanding as of July 1, 2016 as disclosed on the Issuer’s latest periodic filing and, in the case of Mr. Smulyan’s aggregate ownership, (i) 1,142,366 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan and (ii) 205,495 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of September 16, 2016. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned in the aggregate by Mr. Smulyan represents approximately 52% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. See Item 4.
(3)	Class A Common Stock reflects a preliminary impact of a 4 to 1 reverse stock split implemented on July 8, 2016, and are rounded down to the nearest share.

CUSIP No.: 291525400	13D/A

(1)	NAME OF REPORTING PERSON: E Acquisition Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No.: 291525400	13D/A

Amendment No. 23 to Schedule 13D

This Amendment No. 23 to Schedule 13D (this “Amendment No. 23”) is being filed by Jeffrey H. Smulyan, an individual, and E Acquisition Corporation (“EAC”), an Indiana corporation that Mr. Smulyan controls, and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by Mr. Smulyan, JS Acquisition, Inc., an Indiana corporation, and JS Acquisition, LLC, an Indiana limited liability company (collectively, the “2010 Smulyan Entities”) on May 27, 2010, as amended and supplemented by Amendment No. 7 filed by the 2010 Smulyan Entities on June 7, 2010, as amended and supplemented by Amendment No. 8 filed by the 2010 Smulyan Entities on June 24, 2010, as amended and supplemented by Amendment No. 9 filed by the 2010 Smulyan Entities on July 6, 2010, as amended and supplemented by Amendment No. 10 filed by the 2010 Smulyan Entities on August 4, as amended and supplemented by Amendment No. 11 filed by the 2010 Smulyan Entities on August 9, as amended and supplemented by Amendment No. 12 filed by the 2010 Smulyan Entities on August 16, 2010, as amended and supplemented by Amendment No. 13 filed by the 2010 Smulyan Entities on August 23, 2010, as amended and supplemented by Amendment No. 14 filed by the 2010 Smulyan Entities on August 30, 2010, as amended and supplemented by Amendment No. 15 filed by the 2010 Smulyan Entities on September 3, 2010, as amended and supplemented by Amendment No. 16 filed by the 2010 Smulyan Entities on September 9, 2010, as amended and supplemented by Amendment No. 17 filed by the 2010 Smulyan Entities on September 29, 2010, as amended and supplemented by Amendment No. 18 filed by Mr. Smulyan, HSJS, LLC, an Indiana limited liability company and Herbert Simon, an individual (together, the “2012 HSJS Reporting Persons”) on May 18, 2012, and as amended and supplemented by Amendment No. 19 filed by the 2012 HSJS Reporting Persons on May 30, 2012, and as amended and supplemented by Amendment No. 20 filed by the 2012 HSJS Reporting Persons on July 24, 2012, and as amended and supplemented by Amendment No. 21 filed February 11, 2015, and as amended and supplemented by Mr. Smulyan, and E Acquisition Corporation (“EAC” and, together with Mr. Smulyan, the “2016 Reporting Persons”) by Amendment No. 22 filed by the 2016 Reporting Persons on August 18, 2016 (as so amended, the “Schedule 13D”), is hereby amended and supplemented by the 2016 Reporting Persons as set forth below in this Amendment No. 23. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the prior Reports on Schedule 13D referred to in this paragraph.

As described more fully in Item 4 of the Schedule 13D, on August 18, 2016, Mr. Smulyan delivered a letter to the board of directors of the Issuer, setting forth a non-binding proposal by which EAC would acquire all the outstanding shares of the Class A Common Stock of the Issuer that are not owned by a 2016 Reporting Person at a cash purchase price of $4.10 per share.

As a result of this proposal, the 2016 Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, each 2016 Reporting Person may be deemed to beneficially own any Class A Common Stock that may be beneficially owned by the other 2016 Reporting Persons.

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

CUSIP No.: 291525400	13D/A

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following information for updating:

On September 16, 2016, Jeffrey H. Smulyan delivered to the committee of the disinterested directors of the board of directors of the Issuer a letter (the “Proposal Extension Letter”) extending the deadline for responding to the proposal until September 30, 2016, at which point the proposal will expire without any further action of any party.

A copy of the Proposal Extension Letter is filed with this Amendment No. 23 as Exhibit 99.2, and the Proposal Extension Letter is incorporated into this Item 4 by reference. The discussion in this Item 4 is qualified in its entirety by reference to the Proposal Extension Letter.

Except as described herein, the 2016 Reporting Persons have not formulated any plans, proposals or otherwise that related to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.: 291525400	13D/A

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

99.1	Written Agreement Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).
99.2	Letter to the Board of Directors of Emmis Communications Corporation delivered September 16, 2016

CUSIP No.: 291525400	13D/A

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2016	/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

E Acquisition Corporation

	By:	/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan
President